                            SECURITIES AND EXCHANGE
                                   COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                  HADRON, INC.
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                                (NAME OF ISSUER)

                    Common Stock, par value $0.02 per share
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                         (TITLE OF CLASS OF SECURITIES)

                                  405-009-200
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                     (CUSIP Number of Class of Securities)

                                 C. W. Gilluly
                                  Hadron, Inc.
                             5904 Richmond Highway
                                   Suite 300
                             Alexandria, VA  22303
                                 (703) 329-9400

                                    Copy To:
                               William J. Mutryn
                         2099 Pennsylvania Avenue, N.W.
                                   Suite 100
                            Washington, D.C.  20006
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             (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                November 5, 2001
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

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
1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        C. W. Gilluly (Individually)
       --------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (A)
          -----------------------------------------------------------------------------------------
       (B)
          -----------------------------------------------------------------------------------------

3.     SEC USE ONLY

4.     SOURCE OF FUNDS    PF
                        ---------------------------------------------------------------------------

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)
                                     --------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                               USA
                                            -------------------------------------------------------

7.     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
       WITH SOLE VOTING POWER                                   1,418,875(1)
                             ----------------------------------------------------------------------

8.     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
       WITH SHARED VOTING POWER                                 -0-
                               --------------------------------------------------------------------

9.     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
       WITH SOLE DISPOSITIVE POWER                              1,418,875(1)
                                  -----------------------------------------------------------------

10.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
       WITH SHARED DISPOSITIVE POWER                            -0-
                                    ---------------------------------------------------------------

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               1,418,875(1)
       --------------------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
             --------------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                         9.4%
       --------------------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON                              IN
                                -------------------------------------------------------------------

(1) Includes warrants immediately exercisable to purchase 748,000 shares of the Company's Common Stock. Also includes 60,000 shares, which may be acquired upon the exercise of vested options granted under the Company's 1994 Stock Option Plan.

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Item 1.   Security and Issuer

          This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $0.02 per share ("Common Stock"), of Hadron, Inc., a New York corporation (the "Issuer"). The address of the Issuer's principal executive office is 5904 Richmond Highway, Suite 300, Alexandria, Virginia 22303.

Item 2.   Identity and Background

          The Statement is filed on behalf of C. W. Gilluly. Mr. Gilluly is a member of the Board of Directors of Issuer. Mr. Gilluly's resident address is 415 First Street, S.E., Washington, D.C. 20003. During the past five years, Mr. Gilluly has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gilluly is a U.S. citizen.

Item 3.   Source and Amount of Funds or Other Consideration

          Mr. Gilluly acquired 109,000 shares of Common Stock through the exercise of warrants and options using personal funds.

Item 4.   Purpose of Transaction

          Mr. Gilluly has purchased the Common Stock for investment purposes. Apart from the foregoing, Mr. Gilluly has no other plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

          In the future, Mr. Gilluly may determine to purchase additional shares of the Issuer's Common Stock or may determine to sell shares of the Issuer's Common Stock. Any such

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determination will depend on a number of factors, including market prices, the
Issuer's prospects and the prospects of Mr. Gilluly and alternative investments.

Item 5.   Interest in Securities of the Issuer

          (a) and (b) The Issuer's total issued and outstanding capital stock is 14,329,930 shares of Common Stock. Through the exercise of warrants and options, Mr. Gilluly has acquired 109,000 shares or approximately 0.7% of the Issuer's issued and outstanding Common Stock.

          Mr. Gilluly is deemed to beneficially own 1,418,875 shares of Common Stock representing approximately 9.4% of the Issuer's common shares deemed issued and outstanding. This includes 610,875 shares for which Mr. Gilluly has full power to vote and to dispose and options and warrants that are immediately exercisable to purchase 808,000 shares of Common Stock of the Issuer, for which Mr. Gilluly would have full power to vote and to dispose.

          (c) There have been no transactions in the Issuer's Common Stock that were effected during the past sixty days or since the most recent filing of
Schedule 13D ((S)240.13d-191).

          (d) There is no person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock of the Issuer.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Employment Agreement made and entered into as of July 1, 2000 by and between Hadron, Inc. and C.W. Gilluly, as amended by the First Amendment dated as of January 16, 2001 (incorporated by reference from the Form 10-Q filed with the Commission on August 14, 2001). In addition, Mr. Gilluly holds warrants immediately exercisable to purchase 748,000 shares of the Company's Common Stock. Mr. Gilluly also holds options to purchase 60,000 shares, which may be acquired upon the exercise of vested options granted under the Company's 1994 Stock Option Plan.

          Except as described herein, Mr. Gilluly is not a party to any contract, arrangement, understanding or relationship with any person, with respect to securities of the Issuer.

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Item 7.   Material to Be Filed as Exhibits

          None.

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                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                                             /s/ C. W. Gilluly
                                             -------------------------------
                                             C. W. Gilluly


Dated: November 15, 2001


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